Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2012
		Years ended December 31,
		2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes and accounting changes	$367	$206	$(53)	$(858)	$(1,067)	$1,357
Less: income attributable to noncontrolling interests before income taxes	141	190	199	87	—	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$226	$16	$(252)	$(945)	$(1,067)	$1,357

Fixed charges included in income from continuing operations:
Interest expense	$345	$496	$454	$393	$470	$481
Interest portion of rental expense	12	16	15	14	18	15

Subtotal	357	512	469	407	488	496
Interest credited to investment contractholders	582	794	841	984	1,293	1,552

Total fixed charges from continuing operations	939	1,306	1,310	1,391	1,781	2,048
Fixed charges included in income from discontinued operations:
Interest credited to investment contractholders	—	—	—	—	—	1

Total fixed charges from discontinued operations	—	—	—	—	—	1

Total fixed charges	$939	$1,306	$1,310	$1,391	$1,781	$2,049

Income (loss) available for fixed changes (including interest credited to investment contractholders)	$1,165	$1,322	$1,058	$446	$714	$3,406

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	1.24	1.01	0.81	0.32	0.40	1.66

Income (loss) available for fixed changes (excluding interest credited to contractholders)	$583	$528	$217	$(538)	$(579)	$1,853

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	1.63	1.03	0.46	(1.32)	(1.19)	3.74

For the years ended December 31, 2010, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $252 million, $945 million and $1,067 million, respectively.